Reviewed Financial Statements

N&L Work App, LLC
For The Period From October 1, 2018 (Inception) to December 31, 2018, and The Year Ended December 31, 2019

Prepared by Alexandra Hernandez, CPA



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members & Management
N&L Work App, LLC
Miami, Florida

We have reviewed the accompanying financial statements of N&L Work App, LLC. (a Florida limited liability company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in members' equity, and cash flows for the period from October 1, 2018 (Inception) to December 31, 2018, and for the year ended December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez, CPA
San Antonio, TX
February 12, 2020

PO BOX 593431 San Antonio, TX 75201 | (P) 210-504-8110 | alexahernandez.cpa@gmail.com

Balance Sheet


N&L Work App, LLC
As at 31 December 2019


	31 Dec 2019	31 Dec 2018
Assets		
Current Assets		
Cash and Cash Equivalents	8,659	2,843
Total Current Assets	**8,659**	**2,843**
Non-Current Assets		
Intangibles, Net	284,836	34,837
Total Non-Current Assets	**284,836**	**34,837**
Total Assets	**293,496**	**37,680**
Liabilities and Equity		
Liabilities		
Non-Current Liabilities		
Notes Payable - Related Party	22,000	-
Total Non-Current Liabilities	**22,000**	**-**
Total Liabilities	**22,000**	**-**
Equity		
Current Year Earnings	(258,036)	(887)
Earnings (Deficit) Retained	(887)	-
Membership Units - 1,000,000 Authorized, Issued, and Outstanding	530,418	38,567
Total Equity	**271,496**	**37,680**
Total Liabilities and Equity	**293,496**	**37,680**

Reviewed - See accompanying notes

Income Statement

N&L Work App, LLC
For the 12 months ended 31 December 2019

	Dec-19	Dec-18
Revenue		
Operating Income	9,493	-
Total Revenue	**9,493**	**-**
Less Cost of Sales		
Stripe Expenses	7,642	-
Total Cost of Sales	**7,642**	**-**
Gross Profit	**1,850**	**-**
Operating Expenses		
General and Administrative	59,379	221
Marketing and Advertising	75,256	-
Professional Fees	112,532	625
Travel Expenses	13,228	41
Total Operating Expenses	**260,396**	**887**
Operating Income / (Loss)	**(258,546)**	**(887)**
Other Income and Expense		
Interest Earned	510	-
Total Other Income and Expense	**510**	**-**
Net Income / (Loss) before Tax	**(258,036)**	**(887)**
Net Income	**(258,036)**	**(887)**
Total Comprehensive Income	**(258,036)**	**(887)**

Statement of Members' Equity

N&L Work App, LLC
For the Years Ended December 31, 2019 and 2018

	2019	2018
Members' Equity		
Opening Balance	37,680	-
Member Interest Units Issued; No Par Value - 1,000,000 Units	491,851	38,567
Net Income (Loss)	(258,036)	(887)
Ending Balance	**271,496**	**37,680**

Statement of Cash Flows

N&L Work App, LLC
For the Years Ended December 31, 2019 and 2018

	2019	2018
Operating Activities		
Receipts from customers	9,493	-
Interest received	510	-
Payments to suppliers	(268,039)	(887)
Net Cash Flows from Operating Activities	**(258,036)**	**(887)**
Investing Activities		
Payments for App Development costs	(250,000)	(34,837)
Net Cash Flows from Investing Activities	**(250,000)**	**(34,837)**
Financing Activities		
Proceeds from issuance of long-term notes	22,000	-
Proceeds from issuance of member interests	491,851	38,567
Net Cash Flows from Financing Activities	**513,851**	**38,567**
Net Cash Flows	**5,816**	**2,843**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	2,843	-
Cash and cash equivalents at end of period	8,659	2,843
Net change in cash for period	**5,816**	**2,843**

Notes to the Financial Statements (Reviewed)
N&L Work App, LLC
For The Years Ended December 31, 2019 and December 31, 2018

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

N&L Work App, LLC ("the Company") is a limited liability company ("LLC") formed under the laws of the State of Florida on October 1, 2018.

The Company developed an app platform (“LinkIO”) designed for the B2B and B2C markets that uniquely connects clients with service providers. The Company receives a commission (25% of each job completed) for the facilitation of those connections.

LinkIO is a dual-sided platform where those who need a service (clients) receive real-time offers from those who can provide it (freelancers or companies). While the Company has professionals like the rest of the service apps, LinkIO opens the doors to ANYONE with a clear background check to earn money in ANY skill.

Management’s Plans
Since inception, the main objective has been to develop the app. LinkIO was successfully launched on October 16, 2019 in the city of Miami to a small group of users. The results were over 170 jobs completed within the first three months of the launch.

The concept works, and management has a better understanding of the target audience (clients and providers) to generate more revenue. The data collected will be used to improve LinkIO as well as to promote LinkIO through different marketing channels to increase the user base and expand throughout the state of Florida.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Risks and Uncertainties
Improving the app platform requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Intangibles
App development costs that relate to software configuration, interface design, coding, database integration, infrastructure development, product enhancement, and testing are capitalized as intangibles. The Company will use the straight-line method of amortization starting with the first full year of operation of the app platform (2020). No amortization was recorded during the current reporting period. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019. The following is a summary of intangibles as of December 31, 2019:

	12/31/19
App Development, at cost	284,836
Less Accumulated Amortization	0
Intangibles, net	**284,836**
Amortization Expense	0

Expenses
The Company records expenses in the period incurred.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes. However, the Company is subject to certain state, excise, franchise and license fees; the provision for income taxes reflected in the accompanying consolidated financial statements consists primarily of such items.

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Member's Equity

The Company has authorized a single class of Units (Membership Interests Units). As of December 31, 2019, authorized, issued, and outstanding member interests units were as follows:

	Authorized	Issued
Member Interest Units	1,000,000	1,000,000

The ownership by a Member of Units shall entitle such Member to allocations of Net Income and Net Loss and other items of income, gain, loss or deduction, and distributions of cash and other property. All outstanding Units were issued to founding members or related parties during the period from October 1, 2018 (inception) through December 31, 2019, in exchange for cash and other assets valued at $530,418.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS - NOTES PAYABLE

The Company obtains temporary funding to cover operational costs from its founders. During 2019, the Company entered into a few unsecured promissory notes with the founding members. The notes do not accrue interest. The principal is due within thirty days of the founding member providing the Company written notice of demand. At December 31, 2019 the total combined balance of the notes was $22,000.

NOTE F - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the state of Florida. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE G - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to February 12, 2020, which is the date that the financial statements were available to be issued. There were no subsequent events to disclose.